Exhibit 4.5

DESCRIPTION OF CAPITAL STOCK

The following summary describes our capital stock, including our common stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our second amended and restated articles of incorporation and bylaws, as amended, copies of which have been filed with the Securities and Exchange Commission, and applicable law.

General

Our authorized capital stock consists of 500,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share. We have no shares of preferred stock outstanding.

Common Stock

Outstanding Shares

As of February 13, 2026, we had 4,517,651 shares of common stock outstanding, held of record by 1,700 stockholders.

Voting Rights

Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our stockholders do not have cumulative voting rights in the election of directors. For all matters submitted to a vote of the stockholders, the affirmative vote of a majority of the shares represented at the meeting and entitled to vote on the subject matter will be required to take such actions, including the election of directors.

Dividends

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive dividends as may be declared from time to time by our Board of Directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights, Preferences, and Privileges

Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Fully Paid and Nonassessable

All of our outstanding shares of common stock are fully paid and nonassessable.

Preferred Stock

Our second amended and restated articles of incorporation authorize the issuance of 5,000,000 shares of preferred stock, par value $0.001 per share, and designates 250,000 shares of such preferred stock as Series A Convertible Preferred Stock. We currently have no shares of preferred stock, or Series A Convertible Preferred Stock outstanding.

In May 2025, the Board designated an additional 750,000 shares of such preferred stock as Series A-1 Convertible Preferred Stock. As of February 13, 2026 have 85,000 shares of preferred stock, or Series A-1 Convertible Preferred Stock outstanding.

In general, the preferred stock of the Company may be issued from time to time by the Board of Directors in one or more series. The description of shares of each series of preferred stock will be set forth in resolutions adopted by the Board of Directors and a Certificate of Designation to be filed as required by Nevada law prior to issuance of any shares of the series. The Certificate of Designation will set the number of shares to be included in each series of preferred stock and set the designations, preferences, conversion or other rights, voting powers, restrictions, limitations as to distribution, qualifications, or terms and conditions of redemption relating to the shares of each series. However, the Board of Directors is not authorized to change the right of the common stock to vote one vote per share on all matters submitted for shareholder action. The authority of the Board of Directors with respect to each series of preferred stock includes, but is not limited to, setting or changing the following:

●	The designation of the series and the number of shares constituting the series, provided that the aggregate number of shares constituting all series of preferred stock may not exceed 5,000,000 without amending our articles of incorporation;
●	The annual distribution rate on shares of the series, whether distributions will be cumulative and, if so, from which date or dates;
●	Whether the shares of the series will be redeemable and, if so, the terms and conditions of redemption, including the date or dates upon and after which the shares will be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption dates;
●	The obligation, if any, of the Company to redeem or repurchase shares of the series pursuant to a sinking fund;
●	Whether shares of the series will be convertible into, or exchangeable for, shares of stock of any other class or classes and, if so, the terms and conditions of conversion or exchange, including the price or prices or the rate or rates of conversion or exchange and the terms of adjustment, if any; and
●	Whether the shares of the series will have voting rights, in addition to the voting rights provided by law, and, if so, the terms of the voting rights.

Anti-Takeover Provisions

Our second amended and restated articles of incorporation and our bylaws, as amended, include certain provisions that could delay, defer or prevent a change in control of our company. Among other things, our second amended and restated articles of incorporation and our bylaws, as amended:

●	Provide that the authorized number of directors may be fixed from time to time by our board of directors; provided, however, that the number of directors shall not be less than one nor more than ten;
●	Do not provide for cumulative voting rights (therefore allowing the holders of a majority of the shares of common stock entitled to vote to elect all directors, should they choose;
●	Provide that special meetings of our shareholders may be called only by our president, the chairman of the board of directors or the holders of not less than 10% of all shares entitled to vote at the meeting; and
●	Provide that our board of directors may designate and issue up to 5,000,000 shares of stock (of which 250,000 have already been designated as Series A Convertible Preferred Stock).

Listing

Our common stock is currently not listed on any securities exchange.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Securities Transfer Corporation. The transfer agent’s address is 2901 North Dallas Parkway, Suite 380, Dallas, TX 75093.